Filed by MainSource Financial Group, Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Cheviot Financial Corp. Commission File No. 001-35399

Set forth below is a letter prepared by MainSource Financial Group, Inc. (“MainSource”) to employees of Cheviot Savings Bank in connection with the proposed merger between MainSource and Cheviot Financial Corp. (“Cheviot”).

November 24, 2015

Dear Cheviot Savings Bank Employees:

On behalf of MainSource Financial Group and its employees, I would like to personally welcome you to the MainSource team.  We are very excited that Cheviot Savings Bank will be joining our organization.

MainSource Financial Group is headquartered in Greensburg, Indiana and is a $3.3 billion holding company.  We currently operate 85 MainSource Bank locations throughout Indiana, Ohio, Illinois, and Kentucky.  Our history dates back to 1904 when our first bank charter was created in the state of Indiana. From that point, we have continued to focus on making our communities better places to live and work, while offering personal banking service along with best-in-class products.

We are excited about the partnership between MainSource and Cheviot because we believe our mission and vision are aligned, in addition to the fact that we are already neighbors.  The Cheviot Savings Bank locations are a natural fit within our strategic geographic focus.  MainSource currently operates four banking locations in Hamilton County and we also have locations nearby in the Southeast Indiana communities of Aurora, Batesville, Bright, Brookville, Rising Sun, St. Leon, and West Harrison.

We believe this partnership will be beneficial to our combined shareholders, customers, employees and local communities.  The combined strength of our organizations will allow us to offer the same level of personalized service along with enhanced products and convenience. Our commitment to employee wellbeing and to leadership and involvement in our communities will enable us to sustain our already strong levels of engagement.

In addition, our partnership will provide greater career opportunities for many employees.  On Monday, November 30, MainSource’s leadership team will come together with Cheviot Savings Bank employees to provide more comprehensive information regarding our corporate philosophy, benefits package, and work environment. We understand that you have questions about MainSource and what this news means to you and your family.  While most of our plans are still in the early stages, we will work to answer your questions in person, and commit to follow up in a timely manner regarding any unresolved items.

Again, MainSource is excited about our future together and I look forward to meeting each of you next week.

Sincerely,

Archie M. Brown

President and CEO

MainSource Financial Group

Additional Information for Shareholders

In connection with the proposed merger, MainSource will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Cheviot and a Prospectus of MainSource (the “Proxy Statement/Prospectus”), as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about MainSource and Cheviot, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from MainSource at www.mainsourcebank.com under the tab “Investor Relations” and from Cheviot at www.cheviotsavings.com under the tab “Investor Relations”. Alternatively, these documents, when available, can be obtained free of charge from MainSource upon written request to MainSource Financial Group, Inc., Attn: Corporate Secretary, 2105 North State Road 3 Bypass, Greensburg, Indiana 47240 or by calling (812) 663-6734 or from Cheviot upon written request to Cheviot Financial Corp., Attn: Investor Relations, 3723 Glenmore Avenue, Cheviot, Ohio 45211 or by calling (513) 661-0457.

MainSource and Cheviot and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Cheviot in connection with the proposed merger. Information about the directors and executive officers of MainSource is set forth in the proxy statement for MainSource’s 2015 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 25, 2015. Information about the directors and executive officers of Cheviot is set forth in the proxy statement for Cheviot’s 2015 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2015.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

The information contained herein contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between MainSource and Cheviot.  Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning.  These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements.  Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with MainSource’s and Cheviot’s businesses, competition, government legislation and policies; ability of MainSource and Cheviot to execute their respective business plans (including the proposed acquisition of Cheviot);  changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of either MainSource’s or Cheviot’s internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed herein and other factors identified in MainSource’s and Cheviot’s Annual Reports on Form 10-K and other periodic filings with the SEC.  These forward-looking statements are made only as of the date hereof, and neither MainSource nor Cheviot undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date hereof.